[Letterhead of Wachtell, Lipton, Rosen & Katz]

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CCH I, LLC
Amendment No. 1 to Form S-4
Filed January 12, 2015
File No. 333-200809

Dear Mr. Spirgel:

On behalf of our client, CCH I, LLC, a Delaware limited liability company (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated January 21, 2015 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 2, marked to show changes since the filing of Amendment No. 1 to the Registration Statement on January 12, 2015, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Charter Communications, Inc. (“Charter”) has supplied all information contained herein relating to the Company, CCH I Charter Merger Sub, LLC, and CCH I Spinco Sub LLC. Comcast Corporation (“Comcast”) and Charter have each contributed certain information relating to the Transactions. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 2.

General

1.

We note your response to comment 1; however, we are unable to agree. The reorganization must be viewed together with the Transactions (as defined on page 3 and illustrated on pages 16 and 17). The significant investment in GreatLands, exchange of cable systems and purchase of cable systems—all part of the Transactions Agreement and collectively the impetus for the reorganization—dramatically change the nature of Charter’s shareholders’ investment. For instance, we note the change in Charter’s footprint before and after the Transactions from the fourth to the second-largest cable provider. As necessitated

1

CCH I, LLC

January 26, 2015

by Rule 145, please revise to register the New Charter shares being issued to Charter shareholders.

Response: In response to the Staff’s comment, the “Explanatory Note” and page iii of Amendment No. 2 have been revised to indicate that Registration Statement registers the New Charter shares being issued to Charter shareholders.

Questions and Answers about the Transactions and the Special Meeting, page 4

2.	You should consider adding another Q&A that addresses the likelihood that the Company proceeds with the Transactions if shareholder approval is not obtained. In this regard, you should clarify whether the Board intends to proceed with the Transactions including the share exchange with GreatLands if shareholder approval is not obtained but the number of shares to be issued does not require shareholder approval under the Nasdaq’s Listing Rules.

Response: In response to the Staff’s comment, an additional Q&A has been included on page 9of Amendment No. 2.

Risk Factors, page 27

3.	We note that Charter’s 2014 executive compensation information is not expected to be provided in this registration statement. If true, you should consider including a risk factor highlighting potential conflicts of interest of Charter’s management stemming from any anticipated 2014 compensation linked specifically to the negotiation and execution of the Transactions Agreement.

Response: We respectfully submit that Charter has advised us that there are no compensation arrangements linked specifically to the negotiation and execution of the Transactions Agreement. Accordingly, the Company did not believe it was necessary to include a risk factor on this topic.

GreatLand Connections expects its programming expenses to increase considerably immediately following the Spin-Off, page 38

4.	We note your response to comment 6. Although confidentiality agreements may prevent you from quantifying the increase in programming costs, the last sentence of the risk factor should be revised to make clear that Charter’s programming costs, even after the synergies provided by the Transactions, are considerably higher than Comcast’s programming costs.

Response: In response to the Staff’s comment, the disclosure on page 39 of Amendment No. 2 has been revised.

Opinion of LionTree Advisors LLC, page 61

CCH I, LLC

January 26, 2015

5.	We note your response to comment 12. Please revise your disclosure to state that, from the data presented, LionTree concluded the multiples paid in the Transactions were within the range of the selected transactions.

Response: In response to the Staff’s comment, the disclosure on page 67 of Amendment No. 2 has been revised.

Opinion of Goldman Sachs & Co., page 68 and Selected Precedent Transactions Analysis, page 74

6.	We note your responses to comments 13 & 14. We note these analyses were undertaken to compare the multiples for the selected companies and transactions to the multiples for Net acquired systems and GreatLand Connections. Please disclose how the multiples compared. It appears multiples for the Net acquired systems and Greatland were outside the range and below the medians.

Response: In response to the Staff’s comment, the disclosure on pages 73 and 74 of Amendment No. 2 has been revised.

Accounting Treatment, page 81

7.	We have considered your response to comment 15. Please address each of the following, in detail.

a.	We note that GreatLand Connections (“GreatLand”) will initially have six independent board members and that three of the six were to be selected by Comcast from a list of potential nominees provided by Charter.

i	Please explain the business reason why Charter was provided with the ability to identify the list of potential board nominees for Comcast.

Response: We respectfully submit that Charter’s ability to submit a list of three potential nominees to Comcast was the result of the negotiations between Comcast and Charter with respect to the initial composition of the GreatLand Connections Board following the Transactions. After the spin-off, however, the composition of the GreatLand Connections Board will be determined in the same manner as any typical public company. In particular, neither Charter nor Comcast will have the right to designate any members of the GreatLand Connections Board following the Transactions. This mechanism was intended to have the result that neither Charter nor Comcast had control of the board.

ii	Please also explain why Charter was provided with the ability to identify the list of potential board nominees for Comcast prior to the completion of the transactions. Additionally, clarify Charter’s equity ownership in GreatLand prior to the completion of the transactions.

Response: The Company respectfully refers the Staff to its response to Comment 7(a)(i) above. We further note that Charter’s rights with respect to the GreatLand Connections Board apply to the initial composition of that board following the Transactions. As a practical matter, the nomination and selection process had to be conducted prior to closing so that the newly spun off

CCH I, LLC

January 26, 2015

public company will have a board of directors at inception. However, this selection process only applies to the initial board of directors and will not apply to the selection of directors after closing of the Transactions. Charter will not own any shares in GreatLand Connections prior to the consummation of the Transactions, and until that time, all of the outstanding equity of GreatLand Connections will be held by Comcast, and the composition of the GreatLand Connections Board will continue to be determined solely by Comcast.

iii	Please clarify whether or not there were any guidelines for Charter for the list of nominees, including but not limited to, the number of nominees on the list, and nominee qualifications.

Response: We respectfully submit that Charter and Comcast did not agree on any specific guidelines in the Transactions Agreement regarding the list of nominees to be provided by Charter. However, Charter was aware that any nominee would ultimately have to be reasonably acceptable to Comcast, that the GreatLand Connections Board would be responsible for managing a large public company, that a majority of the GreatLand Connections Board would need to be “independent” under stock exchange rules, and that the initial members of the GreatLand Connections Board would need to stand for reelection as their terms expired. Accordingly, Charter recommended the relevant potential nominees with the intent of providing GreatLand Connections with a qualified and well-regarded board, which included previous public company and board of directors experience, relevant industry knowledge, as well as significant business and financial experience, and satisfying applicable requirements of Delaware law and NASDAQ rules.

iv	Please explain what would have occurred if Comcast did not believe the nominees were “reasonably acceptable,” including, but not limited to, how many times that Comcast can refuse the nominees provided by Charter and how disputes are resolved.

Response: We respectfully submit that if Comcast had objected to the nominees as not “reasonably acceptable” Charter would have submitted additional nominees for consideration. The Transactions Agreement imposed no limitations on the number of times this process could have been repeated. If there had been a dispute as to whether any rejection by Comcast was reasonable, then the parties would have attempted to resolve the dispute through negotiation, and if that failed, through arbitration and/or court proceedings. The Company respectfully notes, however, that no such dispute arose and that the parties have now agreed on the composition of the initial GreatLand Connections Board. The ability of Comcast to continue to reject candidates until they were reasonably acceptable underscores Charter’s requirement to advance relevant potential nominees with the intent of providing GreatLand Connections with a qualified and well-regarded board as discussed above.

b.	Explain how it was determined that the Charter CEO will be Chairman of GreatLand’s board of directors.

Response: We respectfully submit that the selection of Charter’s CEO as the initial Chairman was the result of negotiations between Comcast and Charter with respect to the initial composition of the GreatLand Connections Board following the Transactions. Comcast and Charter recognized the credentials of Charter’s CEO, including his extensive industry experience and experience in leading companies in periods of transition and considered him the best choice

CCH I, LLC

January 26, 2015

to initially lead this board. Following the Transactions, the GreatLand Connections Board may change its Chairman in the same manner as any typical public company. The Company also respectfully submits that the Chairman is a non-executive officer position.

c.	Explain how long the Charter CEO will remain as the Chairman.

Response: We respectfully submit that there is no requirement that Charter’s CEO continue as Chairman for any period of time following the Transactions. As noted above, following the Transactions, the GreatLand Connections Board may change its Chairman in the same manner as any typical public company.

d.	Identify the rights and responsibilities of Greatland’s Chairman.

Response: The Transactions Agreement contains no special rights or responsibilities for the Chairman.

e.	We note that one member of the board of directors from each class noted in your response will be subject to vote and approval by the shareholders of Greatland on an annual basis.

i	Please clarify who is responsible for nominating candidates for the board of directors.

Response: We respectfully submit that replacement directors will be nominated by the Nominating and Governance Committee in accordance with applicable law and stock exchange rules. The initial composition of the Board will be set out in the proxy statement/prospectus, but in any case will also be subject to applicable law and stock exchange rules, including independence requirements. Generally, membership of the Nominating and Governance Committee will be determined by the Board in its discretion subject to stock exchange rules and independence requirements. Charter has no rights to designate members of the Nominating and Governance Committee following the Transactions.

ii	Please clarify who will determine and how it will be determined which of the initially appointed board members in each class, noted in your response, will have his or her term expire in year 1, year 2 and year 3.

Response: We respectfully submit that one person from each of the groups of directors identified in Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC by Midwest Cable, Inc. on December 23, 2014 will be allocated to each class of directors and have his or her term expire in year 1, year 2, or year 3. For example, one of the three initial directors selected by Comcast will complete his or her term at the first annual meeting following the Transactions, one of those directors will complete his or her term at the second annual meeting following the Transactions, and the third director will complete his or her term at the third annual meeting following the Transactions. The same division will apply to the three initial directors selected by Comcast from a list provided by Charter, and to the three directors of SpinCo Merger Sub selected by Charter.

iii	Please clarify the term of each board member that is appointed.

Response: The Company respectfully refers the Staff to its response to Comment 7(e)(ii) above.

CCH I, LLC

January 26, 2015

Material U.S. Federal Income Tax Consequences, page 82

8.	We note your response to comment 16 and are unable to agree. Your Form S-4, not GreatLand Connections Form S-1, covers the exchange of New Charter shares for GreatLand Connections shares. Form S-4 requires that the material tax consequences to the recipients of the registered shares be provided a discussion in the Form S-4 of the material tax consequences of the share exchange. An opinion of counsel covering such material tax consequences must also be included with the S-4. Therefore we reissue our prior comment.

Response: In response to the Staff’s comment, the disclosure on pages 7, 26, and 83 to 85 of Amendment No. 2 has been revised, and a revised form of opinion of Wachtell, Lipton, Rosen & Katz as to certain U.S. federal income tax matters has been filed as Exhibit 8.1 to Amendment No. 2.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1347.

Sincerely, /s/ Steven A. Cohen, Esq. Steven A. Cohen, Esq. Wachtell, Lipton, Rosen & Katz

cc:

Richard A. Dykhouse,
Executive Vice President, General Counsel and Corporate Secretary
CCH I, LLC